UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Incyte Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

45337C102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, address and telephone number of person authorized to receive notices and communications)

April 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	£

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 27,789,976
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 27,789,976
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,789,976
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.999%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1)	See Item 5(a) and 5(b) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 27,797,636
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 27,797,636
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,797,636
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.999%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)      See Item 5(a) and 5(b) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 27,797,386
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 27,797,386
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,797,386
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.999%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)      See Item 5(a) and 5(b) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 45337C102	13D

This Amendment No. 11 to Schedule 13D (this “Amendment”) supplements the previously filed Schedules 13D filed by Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect.

On April 12, 2012, Baker Bros. Advisors, LLC (the “Adviser”), Baker Brothers Life Sciences, L.P, 14159, L.P., 667, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., and Baker Tisch Investments, L.P. (the “Funds”), and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Fund’s investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Fund’s investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

Item 2.	Identity and Background.

Item 2 is restated as follows:

(a) The Reporting Persons are:

1.	Baker Bros. Advisors, LLC
2.	Felix J. Baker; and
3.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors, LLC

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(c) The principal business of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser, (an entity engaged in investment activities). Julian C. Baker and Felix J. Baker are each 50% Managing Members of the Adviser.

Certain securities of the Issuer are owned directly by 667, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Bros. Investments, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros.Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Bros. Investments II, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros.Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Tisch Investments, L.P., a limited partnership the sole general partner of which is Baker Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Tisch Capital (GP), LLC.

Certain securities of the Issuer are owned directly by FBB Associates, a Delaware general partnership. As the sole partners of FBB associates, Julian C. Baker and Felix J. Baker may be deemed to be the indirect beneficial owners of such securities under Rule 16a-(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, each of Julian C. Baker and Felix J. Baker disclaims beneficial ownership of such securities, except to the extent of his respective pecuniary interest therein. Julian c. Baker is a director of the Issuer.

CUSIP No. 45337C102	13D

Certain securities of the Issuer are owned directly by Baker Brothers Life Sciences, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are owned directly by 14159, L.P., a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(a) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Baker Bros. Advisors, LLC is a limited liability company organized under the laws of the state of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Except as otherwise disclosed in this as any previously filed Schedule 13D, all previous purchases were made with the working capital of the Fund purchasing the securities.

ITEM 5.	Interest in Securities of the Issuer.

(a) (b) Set forth below is the aggregate number of shares of Common Stock directly held by the holders listed below, including shares that may be acquired upon conversion of 4.75% Convertible Senior Notes due 2015 (the “2015 Notes”) at the presently applicable conversion price of $8.78 and shares that may be acquired upon exercise of Stock Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 127,333,906 shares of Common Stock outstanding as reported on the Issuer’s SEC Form 10-K filed on February 22, 2012. Such percentage figures are calculated in accordance with Rule 13d-3 under the Exchange Act.

Reporting Person	Number of Shares	Percentage of Class Outstanding

Baker Bros. Investments, L.P.	121,386	0.1%

Baker Bros. Investments II, L.P.	127,632	0.1%

667, L.P.	6,305,442	4.3%

Baker Brothers Life Sciences, L.P.	26,640,126	18.3%

14159, L.P.	752,192	0.5%

Baker/ Tisch Investments, L.P.	393,813	0.3%

FBB Associates	33,410	0.0%

Julian Baker	183,250	0.1%

Felix J. Baker	2,000	0.0%

CUSIP No. 45337C102	13D

Without any limitation on conversion of the 2015 Notes, the Reporting Persons may be deemed beneficial owners of a combined total of 34,548,871 shares of Common Stock, representing 23.7% of total outstanding Common Stock (including Common Stock issuable upon exercise of the 2015 Notes held by the Reporting Persons. However, in accordance with the limitations on conversion of the 2015 Notes pursuant to the previously disclosed Letter Agreement the number of shares of Common Stock that may be acquired by the Reporting Persons and certain related parties upon any conversion of the 2015 Notes is limited to the extent necessary to insure that, following such conversion, the total number of Common Stock then beneficially owned by the Reporting Persons and certain related parties does not exceed 19.999% of the total outstanding Common Stock (including the Common Stock issuable upon such conversion).  Therefore, in calculating beneficial ownership and percentage of beneficial ownership in accordance with Rule 13D, the Reporting Persons shall be deemed beneficial owners of that certain number of shares of Common Stock that would represent a maximum of 19.999% of total outstanding Common Stock.

By virtue of the Management Agreement the Reporting Persons may be deemed to be beneficial owners of shares owned by the Funds and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

Julian C. Baker is a Director of the Company.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds and FBB Associates, and this Amendment No. 11 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) of for any other purpose.

(c) None.

(d) Except as disclosed in this or any previously filed Schedule 13D, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Schedule relates.

(e) Not Applicable

ITEM 7.	Materials to Be Filed as Exhibits.

Exhibit 1:	Agreement regarding the joint filing of this statement.

CUSIP No. 45337C102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment is true, complete and correct.

EXECUTED as of this 23th day of April, 2012.

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker